Ecopetrol's Extraordinary Shareholders' Meeting

BOGOTA, Colombia, Nov. 23, 2012 /PRNewswire/ -- The Chief Executive Officer of Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; TSX: ECP) (“Ecopetrol” or the “Company”) hereby calls on Shareholders to attend the extraordinary shareholders' meeting to be held on Thursday, December 6th, 2012, starting at 7:30 a.m. at Ecopetrol's auditorium located in Cra. 13 No. 36 – 24, Bogota, Colombia.

(Logo: http://photos.prnewswire.com/prnh/20090209/ARM001LOGO)

The agenda of the meeting will be:

  Safety guidelines
  Quorum verification
  Opening by the Chief Executive Officer of Ecopetrol S.A.
  Approval of the agenda
  Appointment of the President for the meeting
  Appointment of the Commission in charge of scrutinizing elections and polling
  Appointment of the Commission in charge of reviewing and approving the minutes of the meeting
  Election of the Board of Directors (originated in the fourth position vacancy due to the recent appointment of Mr. Federico Rengifo Velez as Minister of Mines and Energy)

The resumes of the current directors and the candidate nominated by the majority shareholder for the fourth position are available on Ecopetrol's Web site.

Shareholders that are not able to attend the Shareholders’ Meeting may be represented through a proxy, granted in writing, pursuant to the requirements provided for under Colombian Corporate Law (article 184 of the Commerce Code). In order to facilitate the fulfillment of these requirements, shareholders are allowed to download from the website, various proxy models that have been designed for each relevant case.

Except for the cases of legal representation, officers and employees of Ecopetrol S.A. shall not be entitled to represent shares other than their own, while in exercise of their posts, nor shall be allowed to substitute the powers of attorney conferred upon them.

In all events, shareholders’ representation shall be subject to the rules set forth under Colombian Corporate Law and Securities Regulations (articles 2.3.1.1 and 2.3.1.2 of the Resolution 1200 of 1995 and article 1 of the Resolution 116 of 2002), concerning illegal, unauthorized and unsafe practices by the issuers of securities.

JAVIER G. GUTIERREZ PEMBERTHY
Chief Executive Officer

RECOMMENDATIONS:

  Have your identity document at hand, and if you are representing other shares, the respective proxy.
  The doors of the auditorium and the registration spots will be opened from 6:30 a.m. onwards.
  Entry of accompanying persons will be allowed only for physically handicapped Shareholders, elder adults and under aged individuals.
  No kits (presents) or food will be provided to the attendees
  People who wish to represent the shares of their minor children must submit a copy of birth certificate.
  Those persons that acquired shares being a minor and the date of the Assembly have come of age, must have updated its records in the Shareholders' Call Office.

For further information please contact:

Shareholders' and Investors' Office
Calle 81 No. 19A-18, Edificio Country, Piso 2
Phone: Bogota: 307 70 75; rest of the country: 01 8000 113434
E-mail: accionistas@ecopetrol.com.co
www.ecopetrol.com.co

Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co